MultiSensor AI Holdings, Inc.

2105 West Cardinal Drive

Beaumont, Texas 77705

April 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	MultiSensor AI Holdings, Inc
Registration Statement on Form S-1
File No. 333-278793

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, MultiSensor AI Holdings, Inc. a Delaware corporation (formerly known as Infrared Cameras Holdings, Inc., the "Company"), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on April 26, 2024, or as soon thereafter as possible on such date.

Very truly yours,

MultiSensor AI Holdings, Inc.

By:	/s/ Peter Baird
Name: Peter Baird
Title: Chief Financial Officer